Exhibit 7.03

CONSORTIUM AGREEMENT

THIS CONSORTIUM AGREEMENT is made as of November 25, 2013 (this “Agreement”), by and among Mr. Yuzhu Shi (the “Major Shareholder”), Union Sky Holding Group Limited and Vogel Holding Group Limited, each a British Virgin Island company controlled by the Major Shareholder (the “Major Shareholder HoldCos”, and together with the Major Shareholder, the “Major Shareholder Parties”), and Baring Private Equity Asia V Holding (12) Limited, a British Virgin Island company (the “Initial Sponsor”, together with all Additional Sponsors, the “Sponsors”). Each of the Major Shareholder Parties and the Sponsors is referred to herein as a “Party”, and collectively, the “Parties”. Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed to them in Section 10.1 hereof.

WHEREAS, the Parties propose to undertake an acquisition transaction (the “Transaction”) with respect to Giant Interactive Group Inc. (the “Target”), a company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“NYSE”), pursuant to which the Target would be delisted from NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”);

WHEREAS, (a) in connection with the Transaction, the Parties propose to form a new company (“Holdco”) under the laws of the Cayman Islands, and to cause Holdco to form a direct, wholly-owned subsidiary (“Merger Sub”) under the laws of the Cayman Islands, and (b) at the closing of the Transaction (the “Closing”), the Parties intend that Merger Sub will be merged with and into the Target, with the Target being the surviving company and becoming a direct, wholly-owned subsidiary of Holdco (the “Surviving Company”);

WHEREAS, on the date hereof, the Parties will submit a joint, preliminary and non-binding proposal, the form of which is attached hereto as Schedule A (the “Proposal”), to the board of directors of Target (the “Target Board”) in connection with the Transaction; and

WHEREAS, in accordance with the terms of this Agreement, the Parties will cooperate and participate in (a) the evaluation of the Target, including conducting due diligence of the Target and its business, (b) discussions regarding the Proposal with the Target, (c) the negotiation of the terms of definitive documentation in connection with the Transaction (in which negotiations the Parties expect that the Target will be represented by a special committee of the Target Board comprised of independent directors of the Target (the “Special Committee”), including an agreement and plan of merger among Holdco, Merger Sub and the Target in form and substance to be agreed by the Consortium (the “Merger Agreement”), which shall be subject to the approval of the shareholders of the Target and (d) the finalization of definitive debt financing documents in connection with the Transaction.

NOW, THEREFORE, in consideration of the foregoing recitals and of the mutual agreements and covenants set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.	Debt Financing; Holdco Ownership

1.1 Debt Financing.

(a) The Parties shall use reasonable efforts and cooperate in good faith to arrange debt financing to support the Transaction (the “Debt Financing”), on terms satisfactory to the Parties. The Major Shareholder and the Initial Sponsor (in consultation with the Additional Sponsors) shall jointly coordinate with banks and other financing sources identified by the Major Shareholder or the Initial Sponsor (in consultation with the Additional Sponsors) in connection with the Debt Financing, and the Major Shareholder Parties shall provide such assistance in connection therewith as may be reasonably requested by the Sponsors.

(b) To the extent practicable and permitted by the Target Board or the Special Committee, each of the Parties shall (i) furnish the financing banks with know-your-client information of such Party, (ii) furnish the financing banks with financial, know-your-client and other pertinent information relevant to the financial condition, business, operations and assets of the Target, as may be reasonably requested by the financing banks, and (ii) take all corporate or other actions reasonably requested by the financing banks to permit the consummation of the Debt Financing, including facilitating the pledging of collateral and, in connection therewith, executing and delivering any pledge and security documents, other definitive financing documents or certificates, and other documents as may be reasonably requested by the financing banks.

1.2 Holdco Ownership and Arrangements.

(a) Prior to the execution of the Merger Agreement, the Parties shall (i) incorporate Holdco and shall cause Holdco to incorporate Merger Sub, and (ii) negotiate in good faith and use reasonable best efforts to agree upon the terms of the memorandum and articles of association of each of Holdco and Merger Sub. The Parties agree that the memorandum and articles of association of Merger Sub shall become the memorandum and articles of association of the Surviving Company at the Closing.

(b) Subsequent to the execution of the Merger Agreement and prior to the Closing, the Parties shall negotiate in good faith and use reasonable best efforts to enter into a shareholders agreement of Holdco that will take effect at the Closing which shall include, among other customary terms, management and employee incentive arrangements that will be reasonably acceptable to the management team of the Target.

(c) To finance a portion of the cash needed by Holdco for payment of the consideration in the Transaction, each Sponsor shall , in connection with the execution of the Merger Agreement, (i) enter into a roll-over agreement in customary form pursuant to which it will contribute at the Closing all Target Ordinary Shares owned by it (if any) to Holdco, and (ii) deliver an equity commitment letter in customary form, pursuant to which, it will fund, at the Closing, cash to Holdco in an amount to be agreed upon by the Parties.

(d) The Major Shareholder Parties in connection with the execution of the Merger Agreement shall enter into a roll-over agreement in customary form, pursuant to which it will contribute at the Closing at least 50,290,354 Target Ordinary Shares, representing 20.0% fully diluted share capital of the Target, to Holdco.

(e) In addition, the Major Shareholder shall have the right, but not the obligation, to sell, through one or more of the Major Shareholder Holdcos, in the aggregate up to 56,488,186 Target Ordinary Shares, representing 22.5% fully diluted share capital of the Target at the Closing to the Holdco at the same per share consideration as provided in the Merger Agreement.

(f) The relative ownership of Holdco by the Parties shall be based on their relative capital contributions to Holdco pursuant to Sections 1.2(c) and 1.2(d) (with the Target Ordinary Shares contributed by the Parties being valued at the same per share consideration as provided in the Merger Agreement), except as otherwise agreed to by all of the Parties in writing.

(g) The Major Shareholder may in its reasonable discretion admit one or more additional investor(s) to the Consortium as additional sponsor(s) to provide additional equity capital for the consummation of the Transaction, provided that (x) the Major Shareholder shall fully consult with the Initial Sponsor prior to any admission of additional investor(s) and (y) the Initial Sponsor shall have the right to nominate one or more of its limited partners or co-investors as additional sponsor(s) (the admission of which to the Consortium shall be subject to the Major Shareholder’s reasonable consent) to provide additional equity capital for the consummation of the Transaction. Any additional sponsor admitted to the Consortium pursuant to this Section 1.2(g) shall execute an adherence agreement to this Agreement in the form attached hereto as Schedule D (the “Adherence Agreement”) and upon its execution of the Adherence Agreement, such additional sponsor shall become an “Additional Sponsor” for purposes of this Agreement. The amount of the equity capital commitment of each Additional Sponsor shall be set forth in Schedule B attached hereto, which shall be updated from time to time upon the admission of each Additional Sponsor.

(h) For the avoidance of doubt, the Parties agree that the obligation of the Parties to contribute Target Ordinary Shares and cash to Holdco shall be subject to the satisfaction or waiver of the various conditions to the obligations of Holdco and Merger Sub to be set forth in the Merger Agreement. The Major Shareholder agrees that it will cause Holdco and Merger Sub not to waive any conditions under or agree to any amendment of the Merger Agreement without the prior written consent of the Sponsors.

2.	Participation in Transaction; Advisors; Approvals; Authority

2.1 Proposal. The Parties shall submit the Proposal to the Target Board immediately after the signing of this Agreement.

2.2 Transaction process.

(a) The Parties shall cooperate and proceed in good faith to negotiate and consummate the Transaction (including the terms and conditions of the definitive documentation in respect of the Transaction) with the Special Committee and shall participate in meetings and negotiations with the Special Committee and its advisors. In order to facilitate the foregoing, the Parties agree that the Major Shareholder shall be the lead negotiator with the Special Committee with respect to the Transaction and the Major Shareholder shall (i) obtain the consent from the Sponsors on any changes to the purchase price, (ii) consult with the Sponsors on the terms of all Transaction documentation, (iii) circulate all drafts of the Transaction documentation, (iv) inform the Sponsors of the status of discussions and negotiations with the Special Committee and (v) include the Sponsors in such negotiations if so reasonably requested.

(b) Each Party shall use its/his/her reasonable best efforts to execute a customary confidentiality agreement reasonably required by the Target in connection with gaining access to information with respect to the Target in connection with the Transaction.

2.3 Information Sharing and Roles. Each Party shall cooperate in good faith in connection with the Proposal and the Transaction, including by (a) complying with any information delivery or other requirements entered into by Holdco, a Party or an Affiliate of a Party, (b) participating in meetings and negotiations with Debt Financing lenders, (c) sharing all information reasonably necessary to evaluate the Target, including technical, operational, legal, accounting and financial materials and relevant consulting reports and studies, (d) providing each other or Holdco with all information reasonably required concerning such Party or any other matter relating to such Party in connection with the Transaction and any other information a Party may reasonably require in respect of any other Party and its Affiliates for inclusion in the definitive documentation, (e) providing timely responses to requests by another Party for information, (f) applying the level of resources and expertise that such Party reasonably considers to be necessary and appropriate to meet its obligations under this Agreement, and (g) consulting with each other Party and otherwise cooperating in good faith on any public statements regarding the Parties’ intentions with respect to the Target, any issuance of which shall be subject to Section 6.1. Unless the Parties otherwise agree, none of the Parties shall commission a report, opinion or appraisal (within the meaning of Item 1015 of Regulation M-A of the Exchange Act). Notwithstanding the foregoing, no Party is required to make available to the other Parties any of its internal investment committee materials or analyses or any information which it/he/she considers to be commercially sensitive information or which is otherwise held subject to an obligation of confidentiality. The Parties agree and confirm that Major Shareholder Parties shall not provide any information in breach of any of their obligations or fiduciary duties to the Target.

2.4 Appointment of Advisors.

(a) The Major Shareholder may engage or terminate any legal, financial or other Advisors for the Consortium in connection with the Transaction, provided that the Major Shareholder shall consult with the Sponsors prior to any such engagement or termination and consider the views of the Sponsors. Notwithstanding the foregoing, the Parties agree on the following Advisors: (i) Wilson Sonsini Goodrich & Rosati, P.C. (“WSGR”) as international counsel to the Major Shareholder Parties and the Consortium, (ii) Weil, Gotshal & Manges LLP (“WGM”) as international counsel to the Initial Sponsor.

(b) Except as otherwise provided in Section 2.4(a), if a Party requires separate representation in connection with specific issues arising out of the Transaction, such Party may retain other Advisors to advise it; provided, that such Party shall (i) provide prior notice to the other Parties of such retention and (ii) be solely responsible for the fees and expenses of such separate Advisors.

2.5 Approvals. Each Party shall use reasonable best efforts and provide all cooperation as may be reasonably requested by each other Party to obtain all applicable governmental, statutory, regulatory or other approvals, licenses, waivers or exemptions required or, in the reasonable opinion of the Parties, desirable for the consummation of the Transaction.

2.6 Authority of the Major Shareholder. The Major Shareholder shall cause Holdco and Merger Sub to take all action required under the terms of the definitive documentation for the Transaction to consummate the Transaction and the Major Shareholder agrees that it will not permit Holdco or Merger Sub to enter into any amendments to or waive any provision under such definitive documentation except with the prior written consent of the Sponsors.

3.	Transaction Costs

3.1 Expenses and Fee Sharing.

(a) Upon consummation of the Transaction, the Surviving Company shall reimburse the Parties for, or pay on behalf of the Parties, as the case may be, all of their out-of-pocket costs and expenses incurred in connection with the Transaction, including the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than fees, expenses and disbursement of any separate Advisors retained by a Party pursuant to Section 2.4(b) unless otherwise agreed to in advance by the Parties in writing).

(b) If the Transaction is not consummated (and Section 3.1(c) below does not apply), the Sponsors agree to share (allocated among the Sponsors in proportion to their committed equity contribution) the out-of-pocket costs and expenses incurred by or on behalf of the Consortium in connection with the Transaction (“Consortium Transaction Expenses”), including any fees, expenses and disbursements payable to Advisors retained for or on behalf of the Consortium or the out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Sponsors with respect to the Target, including any fees, expenses and disbursements payable to Advisors retained for such purposes (other than fees, expenses and disbursements of any separate Advisors retained by the Parties pursuant to Section 2.4(b) unless otherwise agreed to in advance by the Parties in writing); provided that, if (i) an agreement and plan of merger (or similar document) with respect to the Transaction is executed by the Target and a consortium which includes a Major Shareholder Party and (ii) the Initial Sponsor does not participate in the Transaction for whatever reason, the Initial Sponsor shall not be responsible for any Consortium Transaction Expenses. Notwithstanding the foregoing, in situations where this Section 3.1(b) applies, (x) the fees, expenses and disbursements of any Advisors to the Major Shareholder Parties (including WSGR, which for the purposes of this Section 3.1(b) shall be deemed to be an Advisor solely to the Major Shareholder Parties) shall be borne solely by the Major Shareholder Parties, and (y) the fees, expenses and disbursements of any Advisors to the Initial Sponsor (including WGM, which for the purposes of this Section 3.1(b) shall be deemed to be an Advisor solely to the Initial Sponsor) and the out-of-pocket costs and expenses incurred in connection with any due diligence investigation conducted by the Initial Sponsor with respect to the Target shall be borne solely by the Initial Sponsor.

(c) If the Transaction is not consummated due to the unilateral breach of this Agreement by one or more Parties, then the breaching Party or Parties shall reimburse any non-breaching Party for all of its out-of-pocket costs and expenses incurred in connection with this Transaction, including any fees, expenses and disbursements of (i) Advisors retained by the Parties (including the fees, expenses and disbursements of any separate Advisors retained by a Party pursuant to Section 2.4(b)) and (ii) any financing banks engaged by the Consortium in connection with the Debt Financing, without prejudice to any rights and remedies otherwise available to such non-breaching Party.

(d) The Parties shall be entitled to receive any termination, break-up or other fees or amounts payable to Holdco or Merger Sub by the Target pursuant to the Merger Agreement, to be allocated pro rata among the Parties in proportion to their committed equity ownership in the Holdco, net of all costs and expenses incurred in connection with the Transaction, including, without limitation, the reasonable fees, expenses and disbursements of Advisors retained by the Parties (other than the fees, expenses and disbursements of any separate Advisors retained by any Party pursuant to Section 2.4(b) unless otherwise agreed to in advance by the Parties in writing).

4.	Exclusivity and Voting

4.1 Exclusivity Period. During the period beginning on the date hereof and ending on the earlier of (i) the date which is nine months after the date of this Agreement and (ii) the termination of this Agreement pursuant to Section 5.2 (the “Exclusivity Period”), each Party shall:

(a) work exclusively with the other Parties to implement the Transaction, including to (i) evaluate the Target and its business, (ii) prepare, negotiate and finalize the definitive documentation in connection with the Transaction, including for the Debt Financing, and (iii) vote, or cause to be voted, at every shareholder meeting (whether by written consent or otherwise) all Securities against any Competing Proposal or matter that would facilitate a Competing Proposal and in favor of the Transaction;

(b) not, directly or indirectly, either alone or with or through any Affiliate or Representative authorized to act on such Party’s behalf (i) make a Competing Proposal, or seek, initiate, solicit, encourage, induce, facilitate or join with any other person in the making of, any Competing Proposal, (ii) provide any information to any third party with a view to the third party or any other person pursuing or considering to pursue a Competing Proposal, (iii) finance or offer to finance any Competing Proposal, including by offering any equity or debt finance, or contribution of Securities or provision of a voting agreement, in support of any Competing Proposal, (iv) enter into any written or oral agreement, arrangement or understanding (whether legally binding or not) regarding, or do, anything that is directly inconsistent with the provisions of this Agreement or the Transaction as contemplated under this Agreement, (v) acquire any Securities or enter into any agreement, arrangement or understanding to acquire any Securities except that the Major Shareholder may continue to acquire Target Ordinary Shares through exercise of his options (if any), (vi) dispose of any Securities, including (A) sell, offer to sell, give, pledge, encumber, assign, grant any option for the sale of or otherwise transfer or dispose of, or enter into any agreement, arrangement or understanding to sell or otherwise transfer or dispose of, an interest in any Securities (“Transfer”) or permit the Transfer by any of its Affiliates of an interest in any Securities, in each case, except as expressly contemplated under this Agreement and the definitive documentation, (B) enter into any contract, option or other arrangement or understanding with respect to a Transfer or limitation on voting rights of any of the Securities, or any right, title or interest thereto or therein, or (C) deposit any Securities into a voting trust or grant any proxies or enter into a voting agreement, power of attorney or voting trust with respect to any Securities, (vii) take any action that would reasonably be expected to have the effect of preventing, disabling or delaying such Party from performing its obligations under this Agreement, or (viii) seek, initiate, solicit, encourage, induce or facilitate any offer, inquiry or proposal from, or enter into any negotiation, discussion, agreement or understanding (whether or not in writing and whether or not legally binding) with, any other person regarding the matters described in Sections 4.1(b)(i) to 4.1(b)(viii);

(c) immediately cease and terminate, and cause to be ceased and terminated, all existing activities, discussions, conversations, negotiations and other communications with all persons conducted heretofore with respect to a Competing Proposal; and

(d) promptly notify the other Parties if it or, to its knowledge, any of its Affiliates or Representatives receives any approach or communication with respect to any Competing Proposal, including in such notice the identity of the other persons involved and the nature and content of the approach or communication, and provide the other Parties with copies of any written communication.

Notwithstanding the foregoing provisions of this Section 4.1, to the extent the Target specifically requests that the Major Shareholder cooperate in respect of a bona fide written Competing Proposal that was not made, sought, initiated, solicited, encouraged, induced, facilitate or joined by the Major Shareholder, and the Major Shareholder determines (solely in his capacity as the chairman of the Board or a member of the Board, and not in his capacity as a shareholder) that, based on the written advice of Cayman Islands counsel to the Consortium, that he is obligated in such capacity to cooperate with the Target in order to comply with his fiduciary duties under Cayman Islands law, the Major Shareholder may provide such cooperation but only to the extent required to comply with such fiduciary duties in such capacity. In no event shall this clause be used by the Major Shareholder as a means to (i) circumvent the exclusivity provisions under this Section 4.1 or (ii) enter into any agreement, understanding or arrangement with any party with respect to a Competing Proposal during the Exclusivity Period.

5.	Termination

5.1 Failure to Agree. (a) If all of the Parties agree that they, after good faith endeavors, are unable to agree as among themselves upon the material terms of the Transaction or the Debt Financing for the Transaction after the expiration of the Exclusivity Period, or (b) if the Major Shareholder and the Initial Sponsor jointly determine that the Consortium, after good faith endeavors to pursue the Transaction in compliance with the other sections of this Agreement, is unable to agree with the Special Committee on the material terms of the Transaction which the Special Committee agrees to recommend to the public shareholders of the Target, the Major Shareholder shall notify the other Party of such determination and upon such notification, this Agreement shall terminate, subject to Section 5.4.

5.2 Other Termination Events. Subject to Section 5.4(b), this Agreement shall terminate with respect to all Parties upon a written agreement among the Parties to terminate this Agreement.

5.3 After Execution of Documentation. Subject to Section 5.4(b), after the execution of the Merger Agreement, this Agreement shall terminate without any further action on the part of any Party, upon the earlier of (a) the date the Transaction is consummated and (b) the date that the Merger Agreement is validly terminated in accordance with its terms .

5.4 Effect of Termination.

(a) Upon termination of this Agreement with respect to a Party pursuant to Section 5.1, Article 3 (Transaction Costs), Article 4 (Exclusivity and Voting), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind such Party and such Party shall be liable under Article 3 for its pro rata portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement with respect to such Party, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(b) Upon termination of this Agreement pursuant to Section 5.2 or 5.3, Article 3 (Transaction Costs), Article 5 (Termination), Section 6.2 (Confidentiality), Article 7 (Notices) and Article 9 (Miscellaneous) shall continue to bind the Parties and each of the Parties shall be liable under Article 3 for its pro rata portion of any costs and expenses incurred by the Parties prior to the termination of this Agreement, unless there was a breach of this Agreement by such Party prior to the termination, in which case Section 3.1(c) shall apply.

(c) Other than as set forth in Sections 5.3(a) and (b) or in respect of a breach of this Agreement by any Party prior to the termination of this Agreement with respect to such Party, the Parties shall not otherwise be liable to each other in relation to this Agreement.

6.	Announcements and Confidentiality

6.1 Announcements. No announcements regarding the subject matter of this Agreement shall be issued by any Party without the prior written consent of the other Parties, which consent shall not be unreasonably withheld, delayed or conditioned, except to the extent that any such announcements are required by law, a court of competent jurisdiction, a regulatory body or international stock exchange, and then only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable. Any announcement to be made by the Parties or their Affiliates (including Holdco) in connection with the Transaction shall be jointly coordinated and agreed by the Parties.

6.2 Confidentiality.

(a) Except as permitted under Section 6.3, each Party shall not, and shall direct its Affiliates and Representatives not to, without the prior written consent of the other Parties, disclose any Confidential Information received by it (the “Recipient”) from any other Party (the “Discloser”). Each Party shall not and shall direct its Affiliates and Representatives not to, use any Confidential Information for any purpose other than for the purposes of giving effect to and performing its obligations under this Agreement or evaluating, negotiating and implementing the Transaction.

(b) Subject to Section 6.2(c), the Recipient shall return or destroy (in the Recipient’s sole discretion), upon written request of the Discloser, any Confidential Information which falls within clause (a) of the definition of Confidential Information; provided, that with respect to any electronic data that constitutes Confidential Information, the foregoing obligation shall not apply to any electronic data stored on the back-up tapes of the Recipient’s hardware. Notwithstanding the foregoing, the Sponsors shall be permitted to retain copies of the Confidential Information in order to comply with legal, regulatory or internal policy requirements.

(c) Each Party acknowledges that, in relation to Confidential Information received from the other Parties, the obligations contained in this Section 6.2 shall continue to apply for a period of 12 months following termination of this Agreement pursuant to Sections 5.1 or 5.2, unless otherwise agreed in writing.

6.3 Permitted Disclosures. A Party may disclose Confidential Information (a) to those of its Affiliates and Representatives as such Party reasonably deems necessary to give effect to, perform its obligations under or enforce this Agreement or evaluate, negotiate and implement the Transaction (including, with respect to the Sponsors, potential sources of financing), but only on a confidential basis; or (b) if required by law or a court of competent jurisdiction, the United States Securities and Exchange Commission or any other regulatory body or international stock exchange having jurisdiction over a Party or pursuant to whose rules and regulations such disclosure is required to be made, but only after the form and terms of such disclosure have been notified to the other Parties and the other Parties have had a reasonable opportunity to comment thereon, in each case to the extent reasonably practicable.

7.	Notices

7.1 Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by facsimile, overnight courier or electronic mail, to the address, facsimile or electronic mail address provided under the other Party’s signature page hereto, or to any other address, facsimile number or electronic mail address as a Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

8.	Representations and Warranties

8.1 Representations and Warranties. Each Party hereby represents and warrants, on behalf of such Party only, to the other Parties that (a) it has the requisite power and authority to execute, deliver and perform this Agreement; (b) the execution, delivery and performance of this Agreement by it have been duly authorized by all necessary action on the part of such Party and no additional proceedings are necessary to approve this Agreement; (c) this Agreement has been duly executed and delivered by it and constitutes a valid and binding agreement of such Party enforceable against it in accordance with the terms hereof; (d) its execution, delivery and performance (including the provision and exchange of information) of this Agreement will not (i) conflict with, require a consent, waiver or approval under, or result in a breach of or default under, any of the terms of any material contract or agreement to which such Party is a party or by which such Party is bound, or any office such Party holds, (ii) violate any order, writ, injunction, decree or statute, or any rule or regulation, applicable to such Party or any of its properties and assets, or (iii) result in the creation of, or impose any obligation on such Party to create, any lien, charge or other encumbrance of any nature whatsoever upon such Party’s properties or assets; and (e) no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transaction based upon arrangements made by or on behalf of such Party.

8.2 Target Ordinary Shares.

(a) As of the date of this Agreement, (i) each Party holds (A) of record the number of outstanding Target Ordinary Shares set forth under the heading “Shares Held of Record” next to its names on Schedule C hereto (specifying the number held as ordinary shares and in the form of ADSs), and (B) the other Securities set forth under the heading “Other Securities” next to their names on Schedule C hereto, in each case free and clear of any encumbrances or restrictions; (ii) such Party has the sole right to control the voting and disposition of the Target Ordinary Shares (if any) and any other Securities (if any) held by such Party and (iii) such Party does not own, directly or indirectly, any Target Ordinary Shares or other Securities other than as set forth on Schedule C hereto.

For purposes of this Section 8.2, “owns” means the relevant Party (x) is the record holder of such security or (y) is the “beneficial owner” (within the meaning of Rule 13d-3 under the Exchange Act) of such security.

8.3 Reliance. Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 8.1 and 8.2 and have been induced by them to enter into this Agreement.

9.	Miscellaneous

9.1 Entire Agreement. This Agreement constitutes the entire agreement between the Parties and supersedes any previous oral or written agreements or arrangements among them or between any of them relating to its subject matter.

9.2 Further Assurances. Each Party shall use all reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to carry out the intent and purposes of this Agreement.

9.3 Severability. If any provision of this Agreement is held to be invalid or unenforceable for any reason, it shall be adjusted rather than voided, if possible, in order to achieve the intent of the Parties to the maximum extent possible. In any event, the invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of this Agreement, including that provision, in any other jurisdiction.

9.4 Amendments; Waivers. Neither this Agreement nor any term hereof may be amended or otherwise modified other than by an instrument in writing signed by each of the Parties. No provision of this Agreement may be waived, discharged or terminated other than by an instrument in writing signed by the Party against whom the enforcement of such waiver, discharge or termination is sought. No failure or delay by any Party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

9.5 Assignment; No Third Party Beneficiaries. Other than as provided herein, the rights and obligations of each Party shall not be assigned without the prior consent of the other Parties; provided, however, each of the Sponsors may assign its rights and obligations under this Agreement, in whole or in part, to any affiliated investment funds of such Sponsor or any investment vehicles of such Sponsor or such funds (other than any portfolio companies of such Sponsor or such funds). This Agreement shall be binding upon the respective heirs, successors, legal representatives and permitted assigns of the Parties. Nothing in this Agreement shall be construed as giving any person, other than the Parties and their heirs, successors, legal representatives and permitted assigns any right, remedy or claim under or in respect of this Agreement or any provision hereof.

9.6 No Partnership or Agency. The Parties are independent and nothing in this Agreement constitutes a Party as the trustee, fiduciary, agent, employee, partner or joint venturer of the other Party.

9.7 Counterparts. This Agreement may be executed in counterparts and all counterparts taken together shall constitute one document.

9.8 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

9.9 Dispute Resolution.

(a) Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 9.9. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The Tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and , for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

(b) Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 9.9, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 9.9(b) is only applicable to the seeking of interim injunctions and does not restrict the application of Section 9.9(a) in any way.

9.10 Specific Performance. Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

9.11 Limitation on Liability. The obligation of each Party under this Agreement is several (and not join or joint and several), provided that the obligations of the Major Shareholder Parties under this Agreement shall be joint and several among its members.

10.	Definitions and Interpretations

10.1 Definitions . In this Agreement, unless the context requires otherwise:

“ADSs” means the Target’s American Depositary Shares, each representing one Target Ordinary Share.

“Advisors” means any advisors or consultants of Holdco, Merger Sub, and the Parties, in each case appointed in connection with the Transaction.

“Affiliate” means, with respect to any person, any other person that, directly or indirectly, Controls, is Controlled by or is under common Control with such specified person and “Affiliates” shall be construed accordingly.

“Business Day” means any day (other than a Saturday or a Sunday) on which banks generally are open in the People’s Republic of China, Hong Kong and in New York, New York, for the transaction of normal banking business.

“Consortium” means the consortium formed by the Parties hereto to undertake the Transaction.

“Competing Proposal” means a proposal, offer or invitation to the Target, a Sponsor, any of the Major Shareholder Parties or any of their respective Affiliates (other than the Proposal), that involves the direct or indirect acquisition of 10% or more of the Target Ordinary Shares, a sale of all or any significant amount of the assets of the Target, a merger, business combination, consolidation, restructuring or recapitalization involving the Target, a change of control of the Target or any other transaction that could adversely affect, prevent or materially reduce the likelihood of the consummation of the Transaction with the Parties.

“Confidential Information” includes (a) all written, oral or other information obtained in confidence by one Party from any other Party in connection with this Agreement or the Transaction, unless such information (i) is already known to such Party or to others not known by such Party to be bound by a duty of confidentiality, (ii) is or becomes publicly available other than through a breach of this Agreement by such Party or its Representatives or (iii) is independently developed by such Party or its Representatives without the use of Confidential Information and (b) the existence or terms of, and any negotiations or discussions relating to, this Agreement, the Proposal and any definitive documentation, including the Merger Agreement.

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

“Representative” of a Party means that Party’s employees, directors, officers, partners, members, nominees, agents, advisors (including, but not limited to legal counsel, accountants, consultants and financial advisors), potential sources of equity or debt financing, and any representatives of the foregoing. The Representatives shall include the Advisors.

“Securities” means shares, warrants, options and any other securities which are convertible into or exercisable for shares or other equity of the Target including the Target Ordinary Shares and the ADSs.

“Target Ordinary Shares” means the issued and outstanding ordinary shares, par value US$0.0000002 per share, of the Target, including the ordinary shares represented by ADSs.

10.2 Headings. Section and paragraph headings are inserted for ease of reference only and shall not affect construction.

[Signature page follows.]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed and delivered as of the date first written above.

MAJOR SHAREHOLDER PARTIES:

Mr. Yuzhu Shi

/s/ Yuzhu Shi

UNION SKY HOLDING GROUP LIMITED

By:	/s/ Yuzhu Shi
Name:
Title:

VOGEL HOLDING GROUP LIMITED

By:	/s/ Yuzhu Shi
Name:
Title:

Notice details for the Major Shareholder Parties:

Address: 11/F, No. 3 Building, 700 Yishan Road
Shanghai, 200233
People’s Republic of China
Attention: Mr. Yuzhu Shi
Facsimile No.: +86 21 3397 9948

with a copy to (which alone shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C.
Unit 1001, 10/F Henley Building
5 Queen’s Road Central, Hong Kong
Attention: Weiheng Chen
Facsimile No.: +852 3972 4999

SPONSORS:

BARING PRIVATE EQUITY ASIA V HOLDING (12) LIMITED

By:	/s/ Chen Meiyun Agnes
Name:	CHEN MEIYUN AGNES
Title:	ALTERNATE DIRECTOR

Notice details:

Baring Private Equity Asia V Holding (12) Limited
c/o Orangefield Management Services (Singapore) Pte. Ltd.
#29-02 One Raffles Place
1 Raffles Place
Singapore 048616
Attention: Agnes Chen

With a copy to each of (which shall not constitute notice):

Baring Private Equity Asia Limited
Two International Finance Center, Suite 3801
8 Finance Street
Central, Hong Kong
Attention: Patrick Cordes

Weil, Gotshal & Manges
29/F, Alexandra House
18 Chater Road, Central
Hong Kong
Attention: Akiko Mikumo

SCHEDULE A

Preliminary Non-binding Proposal to Acquire Giant Interactive Group Inc.

November 25, 2013

The Board of Directors

Giant Interactive Group Inc.

11/F, No. 3 Building, 700 Yishan Road

Shanghai, 200233

People’s Republic of China

Dear Sirs:

Mr. Yuzhu Shi and his affiliated entities (collectively, the “Major Shareholder Parties”) and Baring Private Equity Asia V Holding (12) Limited, an entity controlled by The Baring Asia Private Equity Fund V, L.P. (the “Initial Sponsor”), are pleased to submit this preliminary non-binding proposal to acquire Giant Interactive Group Inc. (the “Company”) in a going private transaction (the “Acquisition”).

We believe that our proposal provides a very attractive opportunity to the Company’s shareholders. Our proposal represents a 21.0% premium to the volume-weighted average price on the last trading day prior to receipt of the proposal and a premium of 24.0%, 29.1% and 31.3% to the volume-weighted average price during the last 5, 30 and 60 trading days, respectively.

1. Consortium. The Major Shareholder Parties and the Initial Sponsor (collectively, the “Consortium Members”, and the consortium so formed, the “Consortium”) have entered into a consortium agreement (the “Consortium Agreement”) dated as of the date hereof, pursuant to which we will form an acquisition company for the purpose of implementing the Acquisition, and have agreed to work with each other exclusively in pursuing the Acquisition. The Consortium Agreement also obligates the Consortium Members to (i) vote for the proposed Transaction and not take any action inconsistent with it, (ii) not transfer any of their respective shares in the Company unless as otherwise permitted under the Consortium Agreement, and (iii) vote against any competing proposal or matter that would facilitate a competing proposal.

2. Purchase Price. The consideration payable for each American Depositary Share of the Company (“ADS”, each representing one ordinary share of the Company) will be US$11.75 in cash, or US$11.75 in cash per ordinary share (in each case other than those ADSs or ordinary shares held by the Consortium Members that may be rolled over in connection with the Acquisition pursuant to the Consortium Agreement).

3. Funding. We intend to finance the Acquisition with a combination of debt and equity capital. Equity financing would be provided from the Consortium Members and any additional members we accept into the Consortium.

4. Due Diligence. We believe that we will be in a position to complete customary legal, financial and accounting due diligence for the Acquisition in a timely manner and in parallel with discussions on the definitive agreements. Wilson Sonsini Goodrich & Rosati P.C. has been retained as international legal counsel to the Major Shareholder and the Consortium and Weil, Gotshal and Manges LLP as international legal counsel to the Initial Sponsor.

Schedule A-1

5. Definitive Agreements. We are prepared to promptly negotiate and finalize definitive agreements (the “Definitive Agreements”) providing for the Acquisition and related transactions. These documents will provide for representations, warranties, covenants and conditions which are typical, customary and appropriate for transactions of this type.

6. Process. We believe that the Acquisition will provide superior value to the Company’s shareholders. We recognize that the Company’s Board of Directors (the “Board”) will evaluate the Acquisition independently before it can make its determination to endorse it. Given the involvement of Mr. Yuzhu Shi in the Acquisition, we appreciate that the independent members of the Board will proceed to consider the proposed Acquisition and that Mr. Yuzhu Shi will recuse himself from participating in any Board deliberations and decisions related to the Acquisition.

In considering our offer, you should be aware that the Consortium Members are interested only in acquiring the outstanding shares of the Company that the Consortium Members do not already own, and that the Consortium Members do not intend to sell their stake in the Company to any third party.

7. Confidentiality. The Major Shareholder will, as required by law, promptly make a Schedule 13D filing to disclose this letter and its agreement with the other Consortium Members. However, we are sure you will agree with us that it is in all of our interests to ensure that we proceed in a strictly confidential manner, unless otherwise required by law, until we have executed Definitive Agreements or terminated our discussions.

8. About Baring. The Baring Asia Private Equity Fund V, L.P. is part of Baring Private Equity Asia (“Baring Asia”), a private equity fund family with more than US$5 billion in commitments under management. Baring Asia provides capital for expansion, refinancing and buyout of growth companies in Asia. Baring Asia has been investing in Asia since 1997 and today has over 35 active portfolio companies.

9. No Binding Commitment. This letter constitutes only a preliminary indication of our interest, and does not constitute any binding commitment with respect to the Acquisition. A binding commitment will result only from the execution of Definitive Agreements, and then will be on terms and conditions provided in such documentation.

In closing, we would like to express our commitment to working together to bring this Acquisition to a successful and timely conclusion. Should you have any questions regarding this proposal, please do not hesitate to contact us. We look forward to hearing from you.

Schedule A-2

Sincerely,

Mr. Yuzhu Shi

UNION SKY HOLDING GROUP LIMITED

By:
Name:
Title:

VOGEL HOLDING GROUP LIMITED

By:
Name:
Title:

BARING PRIVATE EQUITY ASIA V HOLDING (12) LIMITED

By:
Name:
Title:

Schedule A-3

SCHEDULE B

Additional Sponsor	Equity Capital Commitment

Schedule B-1

SCHEDULE C

Sponsor	Shares Held of Record			Other Securities
	Ordinary Shares		ADSs
Major Shareholder, Union Sky Union Sky Holding Group Limited and Vogel Holding Group Limited	115,690,687	[1]	2,887,853	Nil
Baring Private Equity Asia V Holding (12) Limited	Nil		Nil	Nil

[1]	including 11,800,000 Ordinary Shares to be transferred to Baring Private Equity Asia V Holding (12) Limited pursuant to a Share Purchase Agreement entered into on or about the date hereof by, inter alia , the Major Shareholder and the Initial Sponsor.

Schedule C-1

SCHEDULE D

FORM OF ADHERENCE AGREEMENT

THIS ADHERENCE AGREEMENT (this “Agreement”) is entered into on             , 201

BY:

[New Sponsor], a [limited liability company] organized and existing under the laws of [—] with its registered address at [—] (the “New Sponsor”).

RECITALS:

(A) On November 25, 2013, the parties listed at Annex A (the “Existing Parties”) entered into a consortium agreement (the “Consortium Agreement”) and proposed to undertake an acquisition transaction (the “Transaction”) with respect to Giant Interactive Group Inc. (the “Target”), a company incorporated under the laws of the Cayman Islands and listed on the New York Stock Exchange (“NYSE”), pursuant to which the Target would be delisted from NYSE and deregistered under the United States Securities Exchange Act of 1934, as amended.

(B) Additional sponsors may be admitted to the Consortium pursuant to Section 1.2(g) of the Consortium Agreement.

(C) The New Sponsor now wishes to participate in the Transaction contemplated under the Consortium Agreement, to sign this Agreement, and to be bound by the terms of the Consortium Agreement as a Sponsor and a Party thereto.

THIS AGREEMENT WITNESSES as follows:

1.	DEFINED TERMS AND CONSTRUCTION

1.1 Capitalized terms used but not defined herein shall have the meaning set forth in the Consortium Agreement.

1.2 This Agreement shall be incorporated into the Consortium Agreement as if expressly incorporated into the Consortium Agreement.

2.	UNDERTAKINGS

2.1 Assumption of obligations

The New Sponsor undertakes, to each other party to this Agreement that it will, with effect from the date hereof, perform and comply with each of the obligations of a Sponsor as if it had been a Party to the Consortium Agreement at the date of execution thereof and the Existing Parties agree that where there is a reference to a “Sponsor” or “Party” there it shall be deemed to include a reference to the New Sponsor and with effect from the date hereof, all the rights of a Sponsor provided under the Consortium Agreement will be accorded to the New Sponsor as if the New Sponsor had been a Sponsor and a Party under the Consortium Agreement at the date of execution thereof .

Schedule D-1

3.	REPRESENTATIONS AND WARRANTIES

3.1 The New Sponsor represents and warrants to each of the other Parties as follows:

3.1.1 Status

It is a company duly organized, established and validly existing under the laws of the jurisdiction stated in preamble 1 of this Agreement and has all requisite power and authority to own, lease and operate its assets and to conduct the business which it conducts.

3.1.2 Due Authorization

It has full power and authority to execute and deliver this Agreement and the execution, delivery and performance of this Agreement by the New Sponsor has been duly authorized by all necessary action on behalf of the New Sponsor.

3.1.3 Legal, Valid and Binding Obligation

This Agreement has been duly executed and delivered by the New Sponsor and constitutes the legal, valid and binding obligation of the New Sponsor, enforceable against it in accordance with the terms hereof.

3.1.4 [Ownership

As of the date of this Agreement, (i) the New Sponsor holds (A) of record the number of outstanding Target Ordinary Shares set forth under the heading “Shares Held of Record” next to its name on Schedule A hereto (specifying the number held as ordinary shares and in the form of ADSs), free and clear of any encumbrances or restrictions, and (B) the other Securities set forth under the heading “Other Securities” next to its name on Schedule A hereto, in each case free and clear of any encumbrances or restrictions; (ii) the New Sponsor has the sole right to control the voting and disposition of such Target Ordinary Shares (if any) and any other Securities (if any) held by it; and (iii) none of the New Sponsor and its Affiliates owns, directly or indirectly, any Target Ordinary Shares or other Securities, other than as set forth on Schedule A hereto.] [if applicable]

3.1.5 Reliance

Each Party acknowledges that the other Parties have entered into this Agreement on the basis of and reliance upon (among other things) the representations and warranties in Sections 3.1.1 to 3.1.4 and have been induced by them to enter into this Agreement.

4.	NOTICE

Any notice, request, instruction or other document to be provided hereunder by any Party to another Party shall be in writing and delivered personally or sent by facsimile, overnight courier or electronic mail, to the address, facsimile number or electronic mail address provided under the other Party’s signature page to the Consortium Agreement, or to any other address, facsimile number or electronic mail address as a Party may hereafter specify for the purpose by notice to the other Parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 6:00 p.m. on a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed to have been received on the next succeeding Business Day in the place of receipt.

Schedule D-2

5.	GOVERNING LAW.

This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York, without giving effect to any choice of law or conflict of law rules or provisions that would cause the application of the laws of any jurisdiction other than the State of New York.

6.	DISPUTE RESOLUTION.

6.1 Any disputes, actions and proceedings against any Party or arising out of or in any way relating to this Agreement shall be submitted to the Hong Kong International Arbitration Centre (“HKIAC”) and resolved in accordance with the Arbitration Rules of HKIAC in force at the relevant time and as may be amended by this Section 6.1. The place of arbitration shall be Hong Kong. The official language of the arbitration shall be English and the tribunal shall consist of three arbitrators (each, an “Arbitrator”). The claimant(s), irrespective of number, shall nominate jointly one Arbitrator; the respondent(s), irrespective of number, shall nominate jointly one Arbitrator; and a third Arbitrator will be nominated jointly by the first two Arbitrators and shall serve as chairman of the Tribunal. In the event the claimant(s) or respondent(s) or the first two Arbitrators shall fail to nominate or agree the joint nomination of an Arbitrator or the third Arbitrator within the time limits specified by the Rules, such Arbitrator shall be appointed promptly by the HKIAC. The Tribunal shall have no authority to award punitive or other punitive-type damages. The award of the arbitration tribunal shall be final and binding upon the disputing parties. Any party to an award may apply to any court of competent jurisdiction for enforcement of such award and , for purposes of the enforcement of such award, the Parties irrevocably and unconditionally submit to the jurisdiction of any court of competent jurisdiction and waive any defenses to such enforcement based on lack of personal jurisdiction or inconvenient forum.

6.2 Notwithstanding the foregoing, the Parties hereby consent to and agree that in addition to any recourse to arbitration as set out in this Section 6, any Party may, to the extent permitted under the laws of the jurisdiction where application is made, seek an interim injunction from a court or other authority with competent jurisdiction and, notwithstanding that this Agreement is governed by the laws of the State of New York, a court or authority hearing an application for injunctive relief may apply the procedural law of the jurisdiction where the court or other authority is located in determining whether to grant the interim injunction. For the avoidance of doubt, this Section 6.2 is only applicable to the seeking of interim injunctions and does not restrict the application of Section 6.1 in any way.

Schedule D-3

7.	SPECIFIC PERFORMANCE.

Each Party acknowledges and agrees that the other Parties would be irreparably injured by a breach of this Agreement by it and that money damages alone are an inadequate remedy for actual or threatened breach of this Agreement. Accordingly, each Party shall be entitled to specific performance or injunctive or other equitable relief (without posting a bond or other security) to enforce or prevent any violations of any provision of this Agreement, in addition to all other rights and remedies available at law or in equity to such Party, including the right to claim money damages for breach of any provision of this Agreement.

[Signature page follows.]

Schedule D-4

IN WITNESS WHEREOF, the New Sponsor has caused this Agreement to be duly executed by its respective authorized officers as of the day and year first above written.

[New Sponsor’s Name]

By:
Name:
Position:

Notice details

Address:
Email:
Fascimile:

Schedule D-5

ANNEX A (ADHERENCE AGREEMENT)

EXISTING PARTIES TO CONSORTIUM AGREEMENT

Mr. Yuzhu Shi

Union Sky Holding Group Limited

Vogel Holding Group Limited

Baring Private Equity Asia V Holding (12) Limited

Schedule D-6

SCHEDULE A (ADHERENCE AGREEMENT)

SHARES HELD OF RECORD

New Sponsor	Shares Held of Record		Other Securities
	Ordinary Shares	ADSs
[New Sponsor’s Name]

Schedule D-7